EXHIBIT 1

Frontline plc (the “Company”) announces the filing of its annual report for the year ended December 31, 2023.

The annual report can be downloaded from the Company’s website www.frontlineplc.cy or from the link below. Additionally, shareholders can request a hard copy of our complete audited financial statements free of charge by writing to us at:
John Kennedy
8 Iris Building, 7th floor, Flat/Office 740B,
3106, Limassol, Cyprus.

or sending an e-mail to ir@frontmgt.no

April 26, 2024
Frontline plc
Limassol, Cyprus.

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00